UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2002
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______________ to _______________
Commission File No. 1-12217
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mississippi Chemical Corporation P.O. Box 388 Yazoo City, Mississippi 39194 (662) 746-4131
64-0292638 (I.R.S. Employer Identification No.)
This Report contains a total of 13 pages.

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:
Item 1.	Not applicable.
Item 2.	Not applicable.
Item 3.	Not applicable.
Item 4.	Mississippi Chemical Corporation Thrift Plan Plus financial statements and supplemental schedule as of December 31, 2002 and 2001, together with auditors' report.

The Financial Statements of the Mississippi Chemical Corporation Thrift Plan Plus for the fiscal year ended December 31, 2002, together with the report of KPMG LLP, independent auditors, are attached to this Annual Report on Form 11-K. The financial statements and the notes and schedule thereto are presented in lieu of the financial statements required by Items 1, 2, and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit:	23	Consent of KPMG LLP.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Mississippi Chemical Corporation Thrift Plan Plus has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
By: MISSISSIPPI CHEMICAL CORPORATION, PLAN ADMINISTRATOR
Dated: June 26, 2003	By: /s/ Joe A. Ewing Joe A. Ewing Vice President-Human Resources

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Index to Financial Statements and Supplemental Schedule

Independent Auditors' Report

The Thrift Plan Plus Committee of the Mississippi
    Chemical Corporation Thrift Plan Plus:

We have audited the accompanying statements of net assets available for benefits of the Mississippi Chemical Corporation Thrift Plan Plus (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for the benefits of the Mississippi Chemical Corporation Thrift Plan Plus as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Mississippi
May 31, 2003

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Investments:
Investments, at fair value (note 3):
Mutual funds	$41,029,286	52,840,696
Common collective trust	31,955,356	28,359,688
Common stock of Mississippi Chemical Corporation	1,001,239	2,159,163
Participant loans	3,542,152	3,954,965
Net assets available for benefits	$77,528,033	87,314,512

See accompanying notes to financial statements.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions to (reductions of) net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (note 3)	$(13,364,813)	(9,096,998)
Interest and dividends	2,790,578	3,638,844
Total investment loss	(10,574,235)	(5,458,154)

Contributions:
Participants'	3,988,059	4,267,213
Employer	1,332,177	1,401,092
	5,320,236	5,668,305
Total (reductions) additions	(5,253,999)	210,151

Deductions from net assets attributed to:
Benefits paid to participants	(4,519,740)	(5,003,350)
Other	(12,740)	(12,280)
Total deductions	(4,532,480)	(5,015,630)
Net decrease in net assets available for benefits	(9,786,479)	(4,805,479)
Net assets available for benefits:
Beginning of year	87,314,512	92,119,991
End of year	$77,528,033	87,314,512

See accompanying notes to financial statements.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Notes to Financial Statements

December 31, 2002 and 2001

(1)     Description of the Plan

         The following brief description of Mississippi Chemical Corporation Thrift Plan Plus (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       (a)     General

                The Plan is designed to encourage and assist employees in a long-range program of savings. The Plan became effective as of January 1, 1984 and is an amendment to the restatement of the Mississippi Thrift Plan which resulted from the merger on January 1, 1983, of the Mississippi Chemical Corporation Savings and Investment (Thrift) Plan, established July 1, 1973, and the Mississippi Chemical Corporation New Mexico Facility Savings and Investment (Thrift) Plan, established September 1, 1975. The Plan was amended and restated as of January 1, 1985, in order to comply with Part I of the Deficit Reduction Act of 1984 and the Retirement Equity Act of 1984. The Plan was amended and restated as of July 1, 1997, in order to permit daily valuation of the participants' accounts.

                Effective July 1, 1997, new employees of Mississippi Chemical Corporation (MCC) and non-union employees of Mississippi Potash, Incorporated, a wholly owned subsidiary of MCC (collectively the Company), became eligible to participate in the Plan on the date of their employment. Employees of Mississippi Phosphates Corporation, a subsidiary of MCC, became eligible to participate on June 1, 1997. In December 1997, Eddy Potash, Inc. (Eddy Potash), a then wholly owned subsidiary of MCC, ceased operations and the Eddy Potash, Inc. 401(k) Plan for Bargaining Unit Employees (the Eddy Potash Plan) was frozen. Former Eddy Potash plan participants had the option to receive their account balances or rollover their account balances into the Plan. In addition, employees of Triad Nitrogen, Inc. and Triad Fertilizer, Inc., both wholly owned subsidiaries of MCC, become eligible to participate in the Plan on July 1, 1998.

                Effective July 1, 1999, MCC completed a corporate restructuring. As a result, Triad Nitrogen, Inc. changed its name to Mississippi Nitrogen, Inc. (MNI) and two new subsidiaries of MNI were formed: MissChem Nitrogen, LLC (MNLLC) and Triad Nitrogen, LLC (TNLLC). Pursuant to a resolution of the Board of Directors of MCC, the employees of MNLLC and TNLLC became eligible to participate in the Plan. In connection with the restructuring, Triad Fertilizer, Inc. was merged into MNI.

                The Plan is organized with the intent to comply with the provisions of Section 401(k) of the Internal Revenue Code (the IRC), whereby the participant can defer the amount of his compensation contributed to the Plan from his taxable income until withdrawn from the Plan.

       (b)     Eligibility and Contributions

              All full-time, non-union employees are eligible to participate in the Plan immediately upon date of hire. Participants may elect to make a salary deferral contribution of up to 22% of base compensation. The salary deferral contributions cannot exceed the maximum allowable under Internal Revenue Service (IRS) guidelines. The Company matches 50% of participants' contributions, but not in excess of 3% of base compensation.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Notes to Financial Statements

December 31, 2002 and 2001

(c)     Participant Accounts

         Each participant's deferred account is credited with his/her contributions and the investment earnings (loss) on the account. Each participant also has a Company matching account, which is credited with the Company's contributions made on the participant's behalf and the investment earnings (loss) on the account.

(d)    Vesting

        A participant is fully vested in the portion of his/her account related to his/her own contributions. Upon death, disability, retirement at the normal retirement age, or completion of three years of service, a participant will be fully vested in the employer's contribution. Upon termination of the Plan, all funds in each participant's account shall be fully vested and non-forfeitable.

(e)     Trustee

          The Vanguard Fiduciary Trust Company (Vanguard) is the trustee of the Plan.

(f)     Investment Options

         Upon enrollment in the Plan, a participant may direct the investment of employee and employer contributions in one or more of the investment funds offered, in such proportions as each participant directs. However, the Plan limits the amount of participant contributions invested in the MCC Stock Fund to 20% of total contributions. Additionally, investment in the MCC Stock Fund is limited to 20% of a participant's total account balance. Effective January 30, 2003, the Plan suspended future contributions to the MCC stock fund.

         Participants may request a change in their investment options daily via a phone response system or online.

(g)    Participant Loans

         Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans is five years, except for loans to purchase the participant's primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a fixed rate for the term of the loan. The interest rate shall be the prime rate of Chase Manhattan as of the date of the loan plus 2%. The Plan allows participants a maximum of three outstanding loans - one for the purchase of a home and two for personal reasons. Interest rates on loans outstanding as of December 31, 2002 and 2001 range from 6.25% to 11.5% and 7.5% to 11.5%, respectively.

(h)     Administration

          The operations of the Plan are administered and supervised by the MCC Thrift Plan Plus Committee (the Committee), which is appointed by the Board of Directors of MCC. Administration expenses of the Plan are paid by MCC and were approximately $86,000 and $80,000 during 2002 and 2001, respectively.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Notes to Financial Statements

December 31, 2002 and 2001

 (i)     Payment of Benefits

         Upon termination of service due to death, disability or normal retirement date, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified by the participant subject to a minimum distribution of $500.

(j)     Forfeitures

         Forfeitures represent the non-vested portions of the accounts of participants who have terminated or incurred a break in service during the Plan year. Forfeitures are used to reduce employer contributions. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $63,631 and $52,590, respectively.

(2)   Summary of Significant Accounting Policies

(a)     Basis of Accounting

          The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)     Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common collective trust is valued at cost which approximates fair value. The common stock in Mississippi Chemical Corporation is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

          The Plan provides for investments in various investments and investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

          Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

(c)     Benefit Payments

          Benefits are recorded when paid. Benefit payments and withdrawals are made by the Plan trustee at the direction of the Committee.

(d)    Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures of contingent assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting period. Actual results could differ from estimates.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Notes to Financial Statements

December 31, 2002 and 2001

(e)     Fair Value of Financial Investments

          The fair market value of investments is described in note 2(b).

(3)   Investments

       The Plan's investments detailed below represent investments that are 5% or more of net assets at December 31.

	2001	2001
Investments, at fair value:
Mutual funds:
Vanguard 500 Index Fund	$13,314,255	17,473,380
Vanguard U. S. Growth Fund	7,002,001	12,033,685
Vanguard Wellington Fund	12,756,711	13,910,818
Common collective trust:
Vanguard Retirement Savings Trust	31,955,356	28,359,688

During 2002 and 2001, the Plan's investments by type (including investments bought, sold and held during the year) depreciated in value as follows:

	2002	2001
Mutual funds	$(11,092,916)	(8,960,825)
Common stock of Mississippi Chemical Corporation	(2,271,897)	(136,173)
Net change in fair value	$(13,364,813)	(9,096,998)

(4)  Plan Termination

      The Board of Directors of the Company has the right to terminate the Plan, but has expressed no intention to do so. In the event of termination of the Plan, the account balances of all affected participants become fully vested and non-forfeitable. Each participant, retired participant or beneficiary shall then be entitled to receive all amounts credited to his account.

(5) Tax Status

      The IRS has determined and informed the Company, by a letter dated February 8, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS

Notes to Financial Statements

December 31, 2002 and 2001

(6)  Related Party Transactions

       Certain Plan investments are in shares of MCC stock and in funds managed by The Vanguard Group of Investment Companies, a sister company of Vanguard. As the Company is the Plan sponsor and Vanguard serves as the trustee of the Plan, these transactions qualify as party-in-interest transactions.

(7)  Subsequent Events

       Effective January 30, 2003, the Plan suspended contributions to the MCC stock fund.

       Effective May 15, 2003, the Plan sponsor filed voluntary petitions seeking reorganization under Chapter 11 of the United States Bankruptcy Code with United States Bankruptcy Court in Jackson, Mississippi. MCC has 120 days from May 15, 2003 unless modified by the court, to provide a reorganization plan. The accompanying financial statements do not reflect any adjustments that may arise from the uncertainties related to MCC's bankruptcy filing or from MCC's anticipated plan of reorganization.

	MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2002

	Identity of issue, borrower, lessor or similar party and description of investment	Current value
	Mutual funds:
*	Vanguard Total Bond Market Index Fund	$2,349,606
*	Vanguard Wellington Fund	12,756,711
*	Vanguard 500 Index Fund	13,314,255
*	Vanguard U. S. Growth Fund	7,002,001
*	Vanguard Extended Market Index Fund	2,470,159
*	Vanguard International Growth Fund	517,561
*	Vanguard LifeStrategy Conservative Growth Fund	873,275
*	Vanguard LifeStrategy Growth Fund	719,809
*	Vanguard LifeStrategy Moderate Growth Fund	1,025,909
	Total mutual funds	41,029,286
	Common collective trust:
*	Vanguard Retirement Savings Trust	31,955,356
	Common stock:
*	Mississippi Chemical Corporation Common Stock - 3,128,873 shares	1,001,239
	Participant Loans (6.25% to 11.5% with maturities ranging from 1 to 30 years )	3,542,152

		$77,528,033

*	Represents a party-in-interest in the Plan.

	See accompanying independent auditors' report.